UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_______________________
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*
_______________________
BKV CORPORATION
(Name of Issuer)
_______________________
Common Stock, par value $0.01 per share
(Title of Class of Securities)

05603J 108
(CUSIP Number)

September 25, 2024
(Date of Event Which Requires Filing of This Statement)
____________________________________________________________________________________________________
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
⌧ Rule 13d-1(d)

*    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect     to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 05603J 108

1	NAMES OF REPORTING PERSONS
Banpu Public Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Thailand
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
63,877,614
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
63,877,614
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
63,877,614
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
75.5% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Based on 84,600,301 shares of common stock, par value $0.01 per share (the “Common Stock”), of BKV Corporation, a Delaware corporation (the “Issuer”), outstanding as of November 8, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 13, 2024.

CUSIP No.: 05603J 108

1	NAMES OF REPORTING PERSONS
BOG Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Thailand
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
63,877,614
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
63,877,614
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
63,877,614
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
75.5% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)Based on 84,600,301 shares of Common Stock outstanding as of November 8, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 13, 2024.

CUSIP No.: 05603J 108

1	NAMES OF REPORTING PERSONS
Banpu North America Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
63,877,614
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
63,877,614
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
63,877,614
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
75.5% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)Based on 84,600,301 shares of Common Stock of the Issuer outstanding as of November 8, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2024.

CUSIP No.: 05603J 108

Item 1(a).	Name of Issuer:
BKV Corporation

Item 1(b).	Address of Issuer’s Principal Executive Officers:
1200 17th Street, Suite 2100, Denver, Colorado 80202.

Item 2(a).	Name of Person Filing:
This Schedule 13G is being filed by and on behalf of (i) Banpu Public Company Limited, a public limited company organized under the laws of Thailand (“Banpu”); (ii) BOG Co., Ltd., a limited company organized under the laws of Thailand and wholly owned subsidiary of Banpu (“BOG”); and (iii) Banpu North America Corporation, a Delaware corporation and wholly owned subsidiary of BOG (“BNAC”) (each a “Reporting Person,” and collectively, the “Reporting Persons”).

Item 2(b).	Address or Principal Business Office or, if None, Residence:
The principal business office for all Reporting Persons filing is:
c/o Banpu Public Company Limited
1550 New Petchburi Road,
27th Floor, Thanapoom Tower,
Makkasan, Ratchathewi,
Bangkok 10400, Thailand

Item 2(c).	Citizenship:
See Item 4 of each cover page.

Item 2(d).	Title of Class of Securities:
Common Stock, $0.01 par value per share (“Common Stock”).

Item 2(e).	CUSIP No.:
05603J 108.

Item 3.	If this Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:
Not applicable.

Item 4.	Ownership.
(a) Amount beneficially owned:
See Item 9 of each cover page.
(b) Percent of class:
See Item 11 of each cover page. Percentages have been calculated using 84,600,301 shares of Common Stock outstanding as of November 8, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2024.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:

CUSIP No.: 05603J 108
See Item 5 of each cover page.
(ii) Shared power to vote or to direct the vote:
See Item 6 of each cover page.
(iii) Sole power to dispose or to direct the disposition of:
See Item 7 of each cover page.
(iv) Shared power to dispose or to direct the disposition of:
See Item 8 of each cover page.

Item 5.	Ownership of 5 Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.
Not applicable.

CUSIP No.: 05603J 108

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2024

BANPU PUBLIC COMPANY LIMITED

By: /s/ Kathleen Lenox
Name: Kathleen Lenox
Title: Attorney-in-fact pursuant to Power of Attorney attached as in Exhibit 99.2 of this Schedule 13G

BOG CO., LTD.

By: /s/ Kathleen Lenox
Name: Kathleen Lenox
Title: Attorney-in-fact pursuant to Power of Attorney attached as in Exhibit 99.3 of this Schedule 13G

BANPU NORTH AMERICA CORPORATION

By: /s/ Kathleen Lenox
Name: Kathleen Lenox
Title: Attorney-in-fact pursuant to Power of Attorney attached as in Exhibit 99.4 of this Schedule 13G

CUSIP No.: 05603J 108

EXHIBIT INDEX

Exhibit Number	Title
99.1	Joint Filing Agreement, dated as of November 8, 2024, by and among the Reporting Persons (filed herewith).
99.2	Power of Attorney for Banpu (filed herewith).
99.3	Power of Attorney for BOG (filed herewith).
99.4	Power of Attorney for BNAC (filed herewith).